

December 20, 2023

James J. Sebra
Chief Financial Officer and Treasurer
Independence Realty Trust, Inc.
1835 Market Street, Suite 2601
Philadelphia, PA 19103

      Re: Independence Realty Trust, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2022
         Form 10-Q for the Quarterly Period Ended September 30, 2023
         File No. 001-36041

Dear James J. Sebra:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Current Developments
Capital Recycling and Portfolio Reorganization and Deleveraging Strategy, page 27

1.   We note your disclosure that negotiations of sales of certain properties under your Portfolio Optimization and Deleveraging Strategy plan could result in the recognition of an impairment loss in the fourth quarter 2023. We also note your disclosure within your Form 8-K filed on October 30, 2023, that you will be required, under GAAP, to record an impairment charge in the fourth quarter 2023 that you currently estimate to be between $23 and $25 million, and that you expect to incur impairment charges in the fourth quarter of 2023 related to certain other properties, ranging between $32 and $38 million. Please tell us what consideration to gave to expanding your discussion herein consistent with the material impairments section of your earnings release quantifying the impairment changes estimated to be incurred during the fourth quarter of 2023. Additionally, tell us what

consideration you gave to disclosing and/or recognizing any of these impairment charges within your financial statements during the quarter ended September 30, 2023. Your response should address your consideration of ASC 855-10-25.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction